UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                  MidNet, Inc.
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    597865104
                                 (CUSIP Number)


             Simon Dorey, Havory Consulting Group, 4110 Roche Place
                          North Vancouver, BC, V7G 2R3
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  19 July, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                                       13D
-------------------                                        -----------------
CUSIP NO. 597865104                                        Page 2 of 6 Pages
-------------------                                        -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Havory Consulting Group
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
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3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Canadian
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,079,646
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,079,646
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,079,646
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.29
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

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                                                             Page 3 of 6 Pages
                                                             -----------------
ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $.0001 per share ("Common Stock"), of MidNet, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 300-1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is filed by The Havory Consulting Group.

     (b) The Havory Group's principal place of business is 4110, Roche Place, North Vancouver, BC, V7G 2R3. Its principal business is business consulting. The Corporation has not been convicted in any criminal proceeding or been a party to a civil proceeding in the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     2,079,646 shares of Common Stock (the "Shares") were issued to The Havory Consulting Group by the Company pursuant to the terms of a certain Subscription Agreement, by and among the Company and The Havory Consulting Group dated as of July 14, 2006 (the "Subscription Agreement"), at a per share price of $0.02. The payment of $41,592.92 has been made in the form of full satisfaction of monies due and payable to the Undersigned from the Company.

ITEM 4. PURPOSE OF TRANSACTION.

     The Havory Consulting Group acquired the shares pursuant to the Subscription Agreement. The purpose of the acquisition is to settle debts owing.

     The Havory Consulting Group does not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company's business or corporate structure;
     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
     (j) any similar action to those enumerated above.

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                                                             Page 4 of 6 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     (a) The Havory Consulting Group is the beneficial owner of an aggregate of 2,079,646, shares of Common Stock, representing approximately 5.29% of the total issued and outstanding shares of Common Stock.

     (b) The Havory Consulting Group has sole investment and voting power over 2,079,646 shares of Common Stock.

     (c) Other than the acquisition of the shares as reported in this Schedule 13D, The Havory Consulting Group has not effected any transactions in the Common Stock of the Company in the past 60 days.

     (d) To the knowledge of The Havory Consulting Group, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Corporation.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Havory Consulting Group is not a party to any contracts, arrangements, understandings or relationship with respect to the securities of the Company. One of its sub-contractors, Simon Dorey, the CFO of Midnet Inc, has an option to obtain up to 500,000 restricted common shares of Midnet Inc at $0.10 per share, such shares to vest at 100,000 per month for five months, beginning August 1, 2006.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     10   Subscription Agreement, dated as of July 19, 2006 *

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*    Reported on Form 8-K filed by the Company on July 20, 2006.

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                                                             Page 5 of 6 Pages
                                                             -----------------
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 1, 2006                By: /s/ Simon Dorey
                                         -------------------------
                                     Name: Simon Dorey

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                                                             Page 6 of 6 Pages
                                                             -----------------

                                  EXHIBIT INDEX


     10   Subscription Agreement, dated as of July 19, 2006 *

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*    Reported on Form 8-K filed by the Company on July 20, 2006.